
1:46
WE WANT YOU TO BE A PART OF OUR STORY
INVEST HERE
Waxelene
Multi-Purpose Ointment


1:46
We have an exciting investment opportunity!
WATCH VIDEO


1:46
IT'S TIME TO BLOOM
GROW WITH US


1:47
THE MORE WE GROW
THE BIGGER OUR
IMPACT


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WE ARE GROWING
& WE WANT YOU TO
JOIN US 💛



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LET'S GROW TOGETHER
FIND OUT HOW


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Let's create a
positive impact
together!


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Together we can change lives!


1:47
Before
Waxelene


1:47
After
Waxelene


1:47
Any amount counts!
INVEST HERE


1:47
Together we can shape the future of skin care
GROW WITH US


1:47
SKINCARE PRODUCTS
SHOULDN'T BE SO
COMPLICATED OR
CHEMICAL-BASED!
TOGETHER WE
CAN MAKE WAVES
FIND OUT MORE


1:47
THE FUTURE OF SKINCARE
IS MORE ORGANIC
INGREDIENTS
AND LESS
CHEMICALS


1:47
THE FUTURE OF SKINCARE IS MORE SELF-ACCEPTANCE AND LESS TOXIC BEAUTY STANDARDS

1:47


THE
FUTURE
OF
SKINCARE
IS MORE
SUSTAINABILITY
AND
LESS
WASTE


1:47
JOIN THE MOVEMENT


1:48
have you ever dreamt about owning your own skin care brand?
Yes 31%
No 69%


1:48
Well now you can own your very own piece of Waxelene!
TAP HERE


1:48
the future of
skincare is...


1:48
organic
ingredients


1:48
sustainability &
accountability


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community &
diversity


1:48
honesty &
transparency


1:48
together we can make it happen
JOIN US


BE A PART OF THE
FUTURE OF SKINCARE
FIND OUT MORE


Waxelene
Waxelene
Multi-Purpose
Ointment

Investment Opportunity!

We have some exciting news! We're inviting you to be a part of our story and to join us on this next chapter!

When we started Waxelene, we knew we had stumbled upon gold but we did not expect the huge response that we have received from the community.

Listening to our customers has taught us so much about a range of skin conditions and has shown us that there is a huge gap in the market for ethical, natural, sensitive skincare products that actually work. We know we can fill that gap!

We have been working very hard for the past few years and we are now ready to expand. We want you, our V.I.P customers, to be the first to join us on this exciting journey!

INVEST NOW



We are excited to announce that we are looking for investors to grow with us. We have been working on new products and will be increasing our marketing efforts.

Investing in our company will be a great opportunity for you to be a part of our story and help us build the next generation of products. You will be able to see your investment grow as we continue to grow!

Make sure to tell your friends about this awesome investment opportunity. Together, we can build something amazing!

Feel free to contact us: info@waxelene.com

Have a great day!

READ MORE


IT'S ORGANIC!
Waxelene®
BEAUTIFUL SKIN NATURALLY
WE HAVE
AN INVESTMENT
OPPORTUNITY
FOR YOU!

Investment Opportunity!

We have some exciting news! We're inviting you to be a part of our story and to join us in this next chapter!

When we started Waxelene, we knew we had stumbled upon gold but we did not expect the huge response that we have received from the community.

Investment Opportunity!

We have some exciting news! We're inviting you to be a part of our story and to join us in this next chapter!

When we started Waxelene, we knew we had stumbled upon gold but we did not expect the huge response that we have received from the community.

Investing in our company will be a great opportunity for you to be a part of our story and help us build the next generation of products. You will be able to see your investment grow as we continue to grow!

Make sure to tell your friends about this awesome investment opportunity. Together, we can build something amazing!

Have a great day!

FIND OUT MORE


Waxelene®
BEAUTIFUL SKIN NATURALLY

Investment Opportunity!

When we first created Waxelene, we knew it was a product that would really help people solve their skin care nightmares. But we didn't expect just how incredible some of the skin transformations would be!

After only one week of applying the Multi-Purpose Ointment every day, Kaitlin noticed a huge improvement in her son's skin and his overall mood!


Before
Waxelene
After
Waxelene

We have seen real improvements in the lives of our customers and have learned so much about skin health and skin conditions such as eczema, dry skin, and psoriasis.

There are many more people out there who are still struggling to maintain a lifestyle that works for their sensitive skin, that's

We have seen real improvements in the lives of our customers and have learned so much about skin health and skin conditions such as eczema, dry skin, and psoriasis.

There are many more people out there who are still struggling to maintain a lifestyle that works for their sensitive skin, that's why we've been hard at work to provide you with products to support people with all skin types including sensitive skin and eczema.

We care so much about what goes into our products, their effectiveness, and the people that use them. That's why our products will be the best sensitive skin care products ever!!!

We are inviting you to invest in Waxelene through our equity crowdfunding round, anyone can participate. Help us make these amazing new products a reality and share in the success of Waxelene!

Invest in a healthier and happier future for all.

Together we can change lives!

INVEST NOW




YOUR OWN PIECE




OF WAXELENE




Don't miss this opportunity!

Waxelene is growing and we are inviting you to grow with us.

As you may have noticed, we take great care in the quality of our products, their effectiveness, and the people who are using them. That's why our products have become the go-to for skin issues.

Don't miss this opportunity!

Waxelene is growing and we are inviting you to grow with us.

As you may have noticed, we take great care in the quality of our products, their effectiveness, and the people who are using them. That's why our products have become the go-to for skin issues.

With so many people suffering from skin conditions such as eczema, psoriasis, dry skin, and many more issues that our products help with, we know we must scale up our product range, production, marketing efforts, and shipping options.

We are inviting you to invest in Waxelene through our equity crowdfunding round, anyone can participate. Help us make more life-changing products and share in the success of Waxelene!

Together we can change lives!

INVEST NOW


All Natural
Waxelene
The Petroleum Jelly Alternative

waxelene

waxelene The removal of ocean-bound plastic is a global issue that needs to be resolved. We are proudly plastic neutral and donate 2% of all sales to the purchase of plastic offsets. This neutralizes our plastic footprint from plastic in packaging and shipping. This is a great step towards reducing the amount of plastic that ends up in the ocean. But there is still more work to be done.
We are ready to take our brand and our efforts to the next level! If you want to be a part of our next chapter, follow the link in our bio and invest in the future. 💛

Edited · 2d

matashanorgan 🙌
7h **1 like** **Reply**

president_todd Stay glassy San Diego 🏄
2d **1 like** **Reply**

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waxelene

waxelene Waxelene started from the humble beginnings of creating products in the kitchen. We now work with advanced cosmetic labs to create products that will help solve the problems of the conscious consumer. 🌼
We have been working hard to create new products and that will continue to improve the quality of life of our customers. 💛
We are looking for investors to help us grow and join us on this next chapter.
Follow the link in our bio to find out more!

1w

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waxelene

waxelene Waxelene is expanding and evolving. We are developing new organic products, increasing our marketing efforts, and working on some other very exciting projects! We are ready to transform and have a greater positive impact in our industry. This is not just about the products, but also about the community we create around them. The best way to get involved is with equity ownership through an investment with us. If you are interested in this opportunity, please follow the link in our bio 💛

2w

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waxelene

...

waxelene Soothing organic oils and ethically sourced beeswax is just the beginning. We are ready to level up and we want you to join us! Follow the link in our bio to find out how you can invest in the future of skin care 💛

2w

waxelene #crowdfunding #crowdfundingcampaign #fundraising #support #crowdfund #help #funding #fundraiser #crowdfundingproject #love #business #entrepreneur #community #investment #smallbusiness #toxinfree #nontoxic #nontoxicliving #nontoxichome #toxinfreeliving #wellnessjourney #lowtoxliving #lowtoxhome #knowbetterdobetter

2w Reply

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waxelene ...

waxelene We started from the humble beginnings of creating products in the kitchen. We now work with advanced cosmetic labs to create highly effective organic products.
We are ready to take our brand to the next level and we are inviting you to grow with us 🌻 follow the link in our bio to find out more!

3w

pmcd_titsmcgee Love this product

3w 1 like Reply

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protectourbreasts Has been amazing working with you and seeing your company grow❤️🙌

3w 1 like Reply

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waxelene #crowdfunding #crowdfundingcampaign #fundraising #support #startup #crowdfund #help #funding #fundraiser #crowdfundingproject #love #business #entrepreneur #community #investment #smallbusiness

3w Reply

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waxelene

waxelene It's time for us to grow into a bigger and better version of Waxelene!
We are inviting you to invest & grow with us🌻
Follow the link in our bio for more information.

4w

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Waxelene
BEAUTIFUL SKIN NATURALLY
Multi-Purpose Ointment

waxelene ...

waxelene We are proud to support all types of skin and celebrate that our community is diverse and inclusive of various skin needs. ☺️
To our community, who love and support us, thank you for enriching our culture and expanding the possibilities of growth. With your continuous support and belief, we will continue to create sensitive skin safe, and inclusive products as we grow. 💛
Follow the link in our bio to find out how you can invest in our next chapter.

5w

nayim.tiktok Hey! Just send you a DM! 😄

4w **Reply**

celia4phil I love Waxelene products.

5w **1 like** **Reply**

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waxelene

waxelene The search for the best organic skincare products is over & we want your help to spread the word! 💛
Follow the link in our bio to find out how you can help us grow ☺️

5w

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waxelene ...

waxelene We believe that one drop of change can have a ripple effect on the entire ocean. This is the impact we want to have on the skincare industry. As we grow we will continue to prioritize the health of our community and our planet.
If you'd like to be a part of this positive impact follow the link in our bio and invest in our efforts 💛

5w

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